SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	PRANA BIOTECHNOLOGY CANCELS PLANS FOR PLACQUE CLINICAL STUDY

PRANA BIOTECHNOLOGY CANCELS PLANS FOR PLACQUE CLINICAL STUDY

Melbourne, Australia - April 11, 2005 - Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), announced today that it will not proceed with supporting the initiation of the PLACQUE study evaluating PBT1 (clioquinol) for Alzheimer’s disease and has re-evaluated any further work on the PBT1 program.

As part of the effort to manufacture GMP grade PBT1 clinical trial material, Prana has characterised the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo (toxic) form of PBT1. After further investigation, Prana now believes it is possible that the di-iodo impurity that occurs during PBT1 synthesis could be responsible for an increased risk of side-effects and mutagenicity. While Prana has considered methods to reduce the levels of the di-iodo impurity, it has come to the conclusion that attempts to reduce the impurity to safe levels are not likely to be successful in a timely manner and that further development of PBT1 is not warranted.

PBT2 is a backup compound for Alzheimer’s disease that is currently in Phase I clinical testing in Utrecht, the Netherlands. PBT2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity.

After successfully settling the PBT1 patent litigation with P.N. Gerolymatos, S.A., in the third quarter of 2004, and after successfully achieving a Clinical Trials Authorization (CTA) in the U.K. in the fourth quarter of 2004, Prana made the decision to advance PBT1 into the potentially pivotal Phase II/III PLACQUE trial and attempt to accelerate the development timelines of its MPACs.

As a result of these events, Prana is conducting a strategic review of its development programs.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT-1 and PBT-2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT-1 and PBT-2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT-1 and PBT-2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT-1 and PBT-2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

CONTACTS:

Investor Relations Kathy Price The Anne McBride Company T: 212-983-1702 ext. 212	Media Relations Ivette Almeida The Anne McBride Company T: 212-983-1702 ext. 209
In Australia
Rebecca Piercy
Buchan Consulting
T: +61 3 9866 4722

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

Date: April 11, 2005